FORM 6-K

                       Securities and Exchange Commission
                             Washington, D.C. 20549
                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of May 2003                         Commission file number 1-12260


                          COCA-COLA FEMSA, S.A. de C.V.
                 (Translation of Registrant's name into English)



                       Guillermo Gonzalez Camarena No. 600
                         Col. Centro de Ciudad Santa Fe
                  Delegacion Alvaro Obregon Mexico, D.F. 01210
                          (Address of principal office)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         (Check One) Form 20-F X   Form 40-F
                              ---           ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         (Check One) Yes     No  X
                        ---     ---


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

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PRESS RELEASE                     [COCA-COLA FEMSA, S.A. DE C.V. LOGO - OMITTED]

FOR IMMEDIATE RELEASE
FOR FURTHER INFORMATION:
Alfredo Fernandez / Julieta Naranjo
Investor Relations Department
Coca-Cola FEMSA, S.A. de C.V.
(52-555) 081-5120 / 5121 / 5148
afernandeze@kof.com.mx / jnaranjo@kof.com.mx
WEBSITE: www.cocacola-femsa.com.mx


                          COCA-COLA FEMSA, S.A. de C.V.

              COMPLETES ACQUISITION OF PANAMERICAN BEVERAGES, INC.

Mexico City, Mexico, May 6, 2003 - Coca-Cola FEMSA, S.A. de C.V. ("Coca-Cola FEMSA") (NYSE: KOF; BMV: KOF L) announced today the completion of its acquisition of Panamerican Beverages Inc, ("Panamco") (NYSE: PB). This acquisition took place through the merger of Midtown Sub, Inc., a wholly owned subsidiary of Coca-Cola FEMSA, with Panamco. Commencing on Wednesday, May 7, 2003, Panamco's common stock will no longer trade on the New York Stock Exchange. A Letter of Transmittal for surrendering shares will be mailed shortly to holders of Panamco common stock who are eligible for cash consideration. In the interim, shareholders of Panamco may contact the Computershare Trust Company of New York at (877) 360-7251 with questions regarding payment.

This transaction is valued at approximately U.S. $3.6 billion, including the assumption of existing Panamco debt. It is among the largest international acquisitions ever made by a Mexican company. During the coming days, Coca-Cola FEMSA will provide further details regarding its new organizational structure.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      COCA-COLA FEMSA, S.A. DE C.V.
                                      (Registrant)



Date:  May 06, 2003                   By: /s/ HECTOR TREVINO GUTIERREZ
                                          ---------------------------------
                                      Name:  Hector Trevino Gutierrez
                                      Title: Chief Financial Officer